UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34959

AUSTRALIA ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Level 9 Podium, 530 Collins Street

Melbourne VIC 3000

Australia

+61 (2) 9380 6899

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value $0.001 per share

Warrants to purchase Ordinary Shares

Units, each consisting of one Ordinary Share, par value $0.001 per share, and one Warrant

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Ordinary Shares, par value $0.001 per share: 9 holders

Warrants to purchase Ordinary Shares: 9 holders

Units, each consisting of one Ordinary Share, par value $0.001 per share, and one Warrant: 1 holder

Pursuant to the requirements of the Securities Exchange Act of 1934, Australia Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AUSTRALIA ACQUISITION CORP.

Date: December 17, 2012	By:	/s/ Peter Ziegler
Name: Peter Ziegler Title: Chief Executive Officer and Chairman of the Board